FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of  March, 2008

PROGEN PHARMACEUTICALS LIMITED

(Translation of registrant’s name into English)

16 Benson St, Toowong.  Queensland 4066, Australia

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached as Exhibit 99.1 is a copy of the Company’s Announcement – Appendix 3B – New Issue Announcement dated April 3, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Progen Pharmaceuticals Limited

Date: April 3, 2008	By:	Linton Burns, Company Secretary

2

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Appendix 3B – New Issue Announcement dated April 3, 2008.

3

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Progen Pharmaceuticals Limited

ABN

82 010 975 612

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	201,265 ordinary shares

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

Not applicable

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes - Securities rank equally in all respects

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

		Not applicable

5	Issue price or consideration	$2.22

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Part consideration for acquisition of Cellgate, Inc (in accordance with the Agreement and Plan of Merger dated 3 February 2008)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 April 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX	60,222,652	Ordinary shares
	(including the securities in clause 2 if applicable)	2,970,672	Options

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	1,861,750	Employee and Consultant Options expiring on various dates, with varying exercise prices.

		1,000,000	Options expiring on 6 June 2009 with an exercise price of A$7.11.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 -  Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

+ See chapter 19 for defined terms.

41	Reason for request for quotation now
Example: In the case of restricted securities, end of restriction period
(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

Quotation agreement

1                                         +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2                                         We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

•                                          If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                         We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                         We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:	/s/ LINTON BURNS	Date: 3 April 2008
(Company Secretary)

Print name:	LINTON BURNS

== == == == ==

+ See chapter 19 for defined terms.